Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 21, 2020

Fairfax ANNOUNCES ExtenSION OF Exchange Offer

FOR ITS 4.625% Senior Notes due 2030

Toronto, Ontario (October 21, 2020) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has extended its offer (the “Exchange Offer”) to exchange up to US$650,000,000 in aggregate principal amount of its 4.625% Senior Notes due 2030 (the “Old Notes”) for an equivalent amount of its 4.625% Senior Notes due 2030 registered under the United States Securities Act of 1933, as amended (the “Exchange Notes”). US$650,000,000 in aggregate principal amount of the Old Notes were previously issued and sold by Fairfax in a private offering in April 2020.

The Exchange Offer, previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, October 20, 2020, will now expire at 5:00 p.m., New York City time, on Friday, October 23, 2020, unless further extended. An aggregate principal amount of US$639,460,000, or 98.3785%, of the outstanding Old Notes was tendered in the Exchange Offer as of 5:00 p.m. on Tuesday, October 20, 2020.

Fairfax is extending the Exchange Offer to provide holders of any remaining Old Notes additional time to exchange their notes for Exchange Notes. Holders of the Old Notes that have already validly tendered and not validly withdrawn their Old Notes in the Exchange Offer do not need to re-tender their Old Notes or take any other action in response to the extension of the Exchange Offer.

Copies of the Exchange Offer prospectus and other related documents may be obtained from The Bank of New York Mellon, which is serving as the exchange agent for the Exchange Offer. The Bank of New York Mellon’s contact information is as follows:

BY HAND, MAIL OR OVERNIGHT COURIER:
The Bank of New York Mellon
Corporate Trust – Reorg
111 Sanders Creek Parkway
East Syracuse, NY 13057

For Information Call:	BY FACSIMILE:	Confirm Receipt of
(315) 414-3034		Facsimile by:
	(732) 667-9408	Telephone: (315) 414-3034
(for eligible institutions only)
Attention: Tiffany Castor

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell any Old Notes or Exchange Notes. The Exchange Offer is being made only pursuant to the Exchange Offer prospectus, which was distributed to holders of the Old Notes and has been filed with the United States Securities and Exchange Commission as part of Fairfax’s Registration Statement on Form F-10 (File No. 333-248597).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941